Exhibit 12

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	Six Months Ended June 30,		Year Ended December 31,
(dollars in millions)	2015	2014	2014	2013	2012	2011	2010
Income (Loss) from Continuing Operations Before Income Taxes	$132	$182	$238	$(71)	$(374)	$(786)	$(712)
Interest on Debt, Net of Capitalized Interest	345	300	654	649	733	716	586
Amortization of Capitalized Interest	—	—	—	—	—	—	—
Portion of rents deemed representative of the interest factor (1/3)	59	51	104	101	101	77	69
Earnings (Losses) Available for Fixed Charges	$536	$533	$996	$679	$460	$7	$(57)
Interest on Debt	345	300	654	649	733	716	586
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	59	51	104	101	101	77	69
Total Fixed Charges	$404	$351	$758	$750	$834	$793	$655
Ratio of Earnings to Fixed Charges	1.3	1.5	1.3	—	—	—	—
Deficiency	$—	$—	$—	$(71)	$(374)	$(786)	$(712)